Exhibit 99.1

ElectraMeccanica Responds to Economic Re-Opening with Planned Retail Expansion of its Flagship SOLO EV into Arizona and Oregon

VANCOUVER, British Columbia, June 16, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced the accelerated expansion of the Company’s retail footprint for its flagship SOLO EV with new locations planned for Arizona and Oregon.

In recent weeks, individual states and counties have begun the process of re-opening storefronts and businesses at varying rates and times. In recognition of this evolving situation, ElectraMeccanica has responded with an updated retail awareness strategy focused on dynamically entering select, new markets where interest and consumer demand is greatest.

“As we emerge from the pandemic, the public is looking for transportation alternatives that allow for personal independence in a safe, secure and self-contained driving environment—a solution that our flagship SOLO EV fully embodies,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “To continue to build awareness and meet consumer demand, we are pleased to announce that we are accelerating our expansion into key markets – Arizona and Oregon – by bringing our SOLO EV to Macerich’s upscale Scottsdale Fashion Square and next, Portland. Our updated plan to open new direct-to-consumer retail locations at high-traffic retail centers in EV-friendly cities provides a unique opportunity for potential customers to learn more about ElectraMeccanica and the SOLO.”

The Company also currently maintains a SOLO EV storefront at Westfield Century City in Los Angeles with a second location under contract at Westfield Fashion Square, a premier shopping center in Sherman Oaks, CA.

Rivera continued, “We remain committed to California with the significant market opportunity it presents. As the state begins to reopen, we will pursue our planned rollout throughout the Southern and Northern regions in accordance with proper health and safety regulations. Going forward, production for existing orders remains on target, and we expect to begin deliveries of the SOLO to U.S. customers starting this fall.”

The SOLO is a purpose-built three-wheeled solution for the modern urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The vehicle features front and rear crumple zones, side impact protection, roll bar, torque-limiting control and many comfort features of a modern passenger car, such as power steering, power brakes, air conditioning and a Bluetooth entertainment system. The SOLO blends a cool, modern look with state-of-the-art technology at an attractive price point. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Karina St. Jean
R&CPMK
(323) 252-4725
karina.stjean@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released June 16, 2020